STATEMENT OF INVESTMENTS
Dreyfus Premier Health Care Fund
July 31, 2007 (Unaudited)

Common Stocks--95.5%	Shares	Value ($)
Biotechnology--25.5%		
Abraxis Bioscience	1,500 a	30,030
Acorda Therapeutics	4,140 a	69,469
Alexion Pharmaceuticals	2,000 a	116,320
Amgen	1,330 a	71,474
Amylin Pharmaceuticals	3,630 a	168,831
BioMarin Pharmaceutical	3,400 a	61,404
Celgene	5,210 a	315,517
Cephalon	2,050 a	154,037
Genentech	3,565 a	265,165
Gilead Sciences	8,020 a	298,585
InterMune	1,600 a	34,160
Invitrogen	1,640 a	117,752
Medarex	2,900 a	41,064
Millipore	1,700 a	133,637
Onyx Pharmaceuticals	1,670 a	46,443
PDL BioPharma	2,130 a	50,034
Regeneron Pharmaceuticals	3,260 a	48,541
Theravance	2,890 a	77,365
Vanda Pharmaceuticals	2,300 a	43,033
Vertex Pharmaceuticals	3,450 a	111,435
ViaCell	7,000 a	35,000
		2,289,296
Distributors--1.5%		
McKesson	1,480	85,485
Patterson Cos.	1,400 a	50,218
		135,703
Healthcare IT--1.3%		
Cerner	1,390 a	73,489
IMS Health	1,400	39,382
		112,871
Managed Health Care--2.3%		
Aetna	1,700	81,719
CIGNA	850	43,894
Health Net	1,690 a	83,723
		209,336
Medical Technology--20.7%		
ArthroCare	400 a	20,248
Baxter International	5,100	268,260
Beckman Coulter	600	42,492
Becton, Dickinson & Co.	1,800	137,448
Gen-Probe	2,210 a	139,252
Hologic	2,400 a	124,320
Hospira	2,990 a	115,623
Johnson & Johnson	2,100	127,050
Medtronic	4,740	240,176
NuVasive	3,520 a	100,954
St. Jude Medical	3,700 a	159,618
Thermo Fisher Scientific	5,020 a	262,094
TomoTherapy	280 a	7,588
Zimmer Holdings	1,376 a	106,998
		1,852,121
Pharmaceutical--21.7%		
Abbott Laboratories	6,120	310,223

Allergan	3,380	196,480
Bristol-Myers Squibb	6,910	196,313
Eli Lilly & Co.	1,800	97,362
Forest Laboratories	1,900 a	76,380
Merck & Co.	7,700	382,305
Novartis, ADR	1,715	92,524
Novo Nordisk, ADR	400	41,964
Roche Holding, ADR	1,775	158,383
Schering-Plough	9,810	279,977
Wyeth	2,270	110,141
		1,942,052
Services--14.6%		
Allscripts Healthcare Solutions	2,800 a	63,700
Charles River Laboratories		
International	2,690 a	137,674
Covance	2,385 a	168,309
CVS Caremark	6,609	232,571
Express Scripts	3,100 a	155,403
Medco Health Solutions	2,600 a	211,302
Pediatrix Medical Group	1,400 a	75,544
Pharmaceutical Product Development	2,850	95,475
Psychiatric Solutions	1,200 a	40,908
Universal Health Services, Cl. B	1,100	57,684
VCA Antech	1,800 a	70,812
		1,309,382
Specialty Pharmaceuticals--7.9%		
Alcon	830	113,295
Elan, ADR	3,000 a	56,190
Endo Pharmaceuticals Holdings	2,300 a	78,223
MGI Pharma	3,800 a	95,114
Shire, ADR	2,470	182,261
Teva Pharmaceutical Industries, ADR	4,300	180,686
		705,769
Total Common Stocks		
(cost $7,224,631)		**8,556,530**

Other Investment--2.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $205,000)	205,000 b	**205,000**

Total Investments (cost $7,429,631)	**97.8%**	**8,761,530**
Cash and Receivables (Net)	**2.2%**	**198,570**
Net Assets	**100.0%**	**8,960,100**

ADR - American Depository Receipts

a   Non-income producing security.
b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.